                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                  FORM 11-K


   [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED) FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                      OR

   [   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                        COMMISSION FILE NO.   0-2525


A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:


    Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                      Huntington Bancshares Incorporated
                              Huntington Center
                            41 South High Street
                            Columbus, Ohio 43287

                HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                       TAX SAVINGS PLAN AND TRUST


                     INDEX TO FINANCIAL STATEMENTS

                                                              Page
                                                              ----
Report of Independent Auditors                                  3

Statements of Financial Condition -
  December 31, 1995 and 1994                                    4

Statements of Income and Changes in Plan Equity -
  For the years ended December 31, 1995, 1994, and 1993         5

Notes to Financial Statements                                   6

Exhibit
  Consent of Independent Auditors                              10

[ERNST & YOUNG LLP LETTEREAD]

                        Report of Independent Auditors

Board of Directors
Huntington Bancshares Incorporated

We have audited the accompanying statements of financial condition of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust (the "Plan") as of December 31, 1995 and 1994, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust at December 31, 1995 and 1994, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                       /s/ Ernst & Young LLP


March 25, 1996

                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST

                       STATEMENTS OF FINANCIAL CONDITION

                                                 December 31,
                                             1995           1994
                                          ----------     ----------
ASSETS

Investments, at market value:
  Huntington Bancshares Incorporated
  Common Stock: 82,602 shares in
  1995 and 67,820 shares in 1994;
  Cost: $1,136,879 in 1995
  and $884,651 in 1994 (Note 4)           $1,982,452     $1,169,900

Contributions receivable                         ---         20,114

Accrued dividends and interest receivable     16,088         13,414

Cash and cash equivalents (Note 2)            20,512             39
                                          ----------     ----------


    TOTAL ASSETS                          $2,019,052     $1,203,467
                                          ----------     ----------
                                          ----------     ----------
LIABILITIES AND PLAN EQUITY

Stock purchase payable                    $   20,485            ---

Plan Equity                                1,998,567     $1,203,467
                                          ----------     ----------

    TOTAL LIABILITIES AND PLAN EQUITY     $2,019,052     $1,203,467
                                          ----------     ----------
                                          ----------     ----------


See notes to financial statements.

                  HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                         TAX SAVINGS PLAN AND TRUST

               STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                                    Year ended December 31,
                                               1995           1994          1993
                                            ----------     ----------    ----------
Investment income:
  Cash dividends on Huntington Bancshares
      Incorporated Common Stock             $   59,321     $   43,860    $   34,742
Interest                                           238            308           216
                                            ----------     ----------    ----------
                                                59,559         44,168        34,958

Realized gains on investments (Note 4)          14,072          4,341       126,343

Unrealized appreciation (depreciation)
  of investments (Note 4)                      560,324       (115,745)       26,945

Contributions:
  Employees                                    116,468        112,242        92,170
  Employer                                      87,362         84,183        69,211
                                            ----------     ----------    ----------
                                               203,830        196,425       161,381

Withdrawals                                    (42,685)       (10,723)     (245,190)
                                            ----------     ----------    ----------

Net increase in Plan Equity                    795,100        118,466       104,437

Plan Equity - Beginning of Period            1,203,467      1,085,001       980,564
                                            ----------     ----------    ----------

Plan Equity - End of Period                 $1,998,567     $1,203,467    $1,085,001
                                            ----------     ----------    ----------
                                            ----------     ----------    ----------



See notes to financial statements.

                  HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                         TAX SAVINGS PLAN AND TRUST

                        NOTES TO FINANCIAL STATEMENTS

                              December 31, 1995


NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

DESCRIPTION OF THE PLAN

Huntington Bancshares Incorporated ("Huntington") adopted the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust (the "Plan") effective March 1, 1989. Huntington subsequently amended the Plan on May 24, 1989, and February 9, 1990. The following summary describes the Plan as amended and restated.

The Plan is in the form of a trust agreement between Huntington and its wholly-owned subsidiary, The Huntington Trust Company, National Association (the "Trustee"). The purpose of the Plan is to provide a supplemental savings program for employees of Huntington and its participating affiliates who are subject to restrictions on the amount of contributions they can make to the Huntington Stock Purchase and Tax Savings Plan because of the annual limitation on elective deferrals and the limitation on the amount of compensation that can be taken into account under such a tax qualified plan.

Each eligible employee may elect to have all or any portion of the pre-tax matched contributions that he or she elected to defer under the Huntington Stock Purchase and Tax Savings Plan, but which cannot be allocated to his or her pre-tax account under such plan because of the annual limitation on deferrals imposed by applicable tax laws, allocated to his or her account under the Plan.

Concurrently with the payment of the participant's supplemental pre-tax matched contributions, his or her employer shall make a matching contribution to the Plan on behalf of the participant equal to 75% of the participant's supplemental pre-tax matched contributions. Matching contributions may be made in the form of cash or Huntington Bancshares Incorporated common stock ("Common Stock"), or a combination thereof.

Amounts held in the trust fund are invested by the Trustee in Common Stock. The Trustee maintains a separate account for each participant which reflects such participant's share of assets held in the Plan. Employee and employer contributions are fully vested at all times.

Distributions are made in a lump sum upon death or termination of employment with Huntington or its affiliates.

The Plan is administered by the Stock Purchase Plan Committee (the "Committee"), which is appointed by Huntington's Board of Directors. None of the members of the Committee receives compensation from the assets of the Plan.

Huntington's Board of Directors may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of participants to amounts previously credited to their accounts.

INVESTMENTS

The Trustee invests contributed amounts solely in Common Stock. These shares are carried at market value as determined by quoted prices reported by the National Association of Securities Dealers Automated Quotation System. The cost of specific investments sold is used to compute realized gains and losses.

WITHDRAWALS

Withdrawals in the form of Common Stock are reported at market value. Amounts previously reported for 1994 and 1993 have been changed to conform with the 1995 presentation.

INCOME AND EXPENSES

Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $6,502, $5,335, and $5,323, for 1995, 1994, and 1993, respectively.

NOTE 2 - CASH EQUIVALENTS

Cash equivalents at December 31, 1995 and 1994, are comprised of money market funds.

NOTE  3 - FEDERAL INCOME TAXES

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a participant will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when matched contributions are made to the Plan, when Common Stock is purchased for a participant's account, or when dividends are paid to a participant's account on such shares. Rather, a participant will incur federal income tax liability for such contributions and income only when distributions are made to a participant.

Huntington is subject to federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974.

NOTE 4 - NET REALIZED AND UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

The following tables summarize the net realized and unrealized appreciation (depreciation) of the Plan's investments in Common Stock for each of the three years in the period ended December 31, 1995:

                                          1995          1994           1993
                                       ----------    ----------     ----------
Aggregate proceeds                     $   42,648    $   10,646     $  245,182
Aggregate cost                             28,576         6,305        118,839
                                       ----------    ----------     ----------

Net realized gains                     $   14,072    $    4,341     $  126,343
                                       ----------    ----------     ----------
                                       ----------    ----------     ----------

                                          1995          1994           1993
                                       ----------    ----------     ----------

Market value                           $1,982,452    $1,169,900     $1,076,048
Cost                                    1,136,879       884,651        675,054
                                       ----------    ----------     ----------

Accumulated unrealized appreciation    $  845,573    $  285,249     $  400,994
                                       ----------    ----------     ----------
                                       ----------    ----------     ----------
Change in accumulated unrealized
  appreciation between years           $  560,324    $ (115,745)    $   26,945
                                       ----------    ----------     ----------
                                       ----------    ----------     ----------

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                      HUNTINGTON BANCSHARES INCORPORATED
                       SUPPLEMENTAL STOCK PURCHASE AND
                         TAX SAVINGS PLAN AND TRUST




Date:  March 29, 1996                     By: /s/ Leslie P. Ridout
      --------------------------------        --------------------------------
                                              Leslie P. Ridout
                                              Senior Vice President
                                              Huntington Bancshares Incorporated

                                                      Exhibit 23

                                                      Exhibit to the Annual
                                                      Report (Form 11-K) of the
                                                      Huntington Supplemental
                                                      Stock Purchase and Tax
                                                      Savings Plan and Trust for
                                                      the fiscal year ended
                                                      December 31, 1995.



                      CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-44208) pertaining to the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust and in the related Prospectus of our report dated March 25, 1996 with respect to the financial statements of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 1995.


                                      /s/ Ernst & Young LLP


Columbus, Ohio
March 25, 1996